Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 8, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on November 7, 2006, entitled “VODAFONE APPOINTS NEW NON-EXECUTIVE DIRECTORS”.

7 November 2006

VODAFONE APPOINTS NEW NON-EXECUTIVE DIRECTORS

Vodafone Group Plc (Vodafone) announces that Nick Land and Alan Jebson have been appointed as Non-Executive Directors with effect from 1 December 2006.

Nick Land, aged 58, recently retired as Chairman of Ernst & Young LLP after a distinguished career spanning 36 years with the firm.  He became an audit partner in 1978 and held a number of management appointments before becoming Managing Partner in 1992.  He was appointed Chairman and joined the global Executive Board in 1995.  He is a non-executive director of Royal Dutch Shell, the BBA Group and the Ashmore Group.  He also sits on the Advisory Board of the Cambridge Judge Business School, is a member of the National Gallery’s Finance and Audit Committees and is Chairman of the Practices Advisory Board of the Institute of Chartered Accountants in England and Wales.

Alan Jebson, aged 57, retired in May from his role as Group Chief Operating Officer of HSBC Holdings Plc, a position which included responsibility for IT and Global Resourcing.  During a long career with HSBC, Alan held various positions in IT, including the position of Group CIO.  His roles included responsibility for the Group’s international systems, including the consolidation of HSBC and Midland systems following the acquisition of Midland Bank in 1993.  Alan originally joined HSBC as Head of IT Audit in 1978 where, building upon his qualification as a chartered accountant, he built an international audit team and implemented controls in the Group’s application systems.  He has recently been appointed as a non-executive director of McDonald Dettweiler in Canada.

Sir John Bond, Chairman of Vodafone, commented  “I am delighted to welcome Nick and Alan to the Vodafone Board and look forward to their contributions.  Nick’s financial expertise and experience of dealing with major corporations in many parts of the world will be invaluable to us and Alan’s knowledge of international information technology systems, including his experience of CRM and data mining, as well as his financial background will be a great asset for Vodafone.”

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Notes to editors:

The Board of Vodafone Group Plc, from 1 December 2006, will be as follows:

Sir John Bond — Chairman

Arun Sarin — Chief Executive

John Buchanan — Deputy Chairman

Vittorio Colao — Deputy Chief Executive

Thomas Geitner* — Executive Director

Andy Halford — Chief Financial Officer

Lord Broers

Dr Michael Boskin

Alan Jebson

Nick Land

Anne Lauvergeon

Jürgen Schrempp

Luc Vandevelde

Tony Watson

Philip Yea

* leaving on 31 December 2006

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 8, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary